UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the Month of March 2017

Commission File Number: 001-32294

TATA MOTORS LIMITED

(Translation of registrant’s name into English)

BOMBAY HOUSE

24, HOMI MODY STREET,

MUMBAI 400 001, MAHARASHTRA, INDIA

Telephone # 91 22 6665 8282 Fax # 91 22 6665 7799

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐                No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐                No  ☒

Item 1:	Form 6-K dated March 31, 2017 along with the Press Release.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Tata Motors Limited

By:	/s/ Hoshang K Sethna
Name:	Hoshang K Sethna
Title:	Company Secretary

Dated: March 31, 2017

Item 1

TATA MOTORS LIMITED

Bombay House

24, Homi Mody Street,

Mumbai 400 001, Maharashtra, India

Intimation of Scheme of Merger and Arrangement

March 30, 2017, Mumbai: The Board of Directors of Tata Motors Limited (“the Company”) at its meeting held today, have considered and approved a scheme of merger and arrangement under Sections 230 to 232 of the Companies Act, 2013 (“Scheme”), subject to the approvals as required, between the Company and TML Drivelines Limited (“TMLDL”), a wholly owned subsidiary of the Company, primarily engaged in the business of manufacturing Axles, Gearboxes and other parts for the Company’s commercial vehicles

The Scheme is subject to necessary statutory and regulatory approvals including the approval of the National Company Law Tribunal.

Enclosed as per Annexure A is the information required to be disclosed pursuant to Regulation 30 of SEBI LODR read with Securities and Exchange Board of India Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015.

We request you to take the same on record.

Annexure A

Disclosure of Information pursuant to Regulation 30 of SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (“LODR Regulations”) read with SEBI Circular No. CIR/CFD/CMD/4/2015 dated September 9, 2015

1.	Name of the entity(ies) forming part of the amalgamation/ merger, details in brief such as size, turnover, etc.:

Transferor Entity: TML Drivelines Limited is a public limited company incorporated under the Companies Act, 1956, having its registered office at Nanavati Mahalaya, 18, Homi Mody Street, Hutatma Chowk, Mumbai – 400 001 (the “Transferor Company”).

Transferee Entity: Tata Motors Limited is a public limited company originally incorporated under the Companies Act, 1913 and continuing its existence under the Companies Act, 2013, having its registered office at Bombay House, 24, Homi Mody Street, Mumbai 400 001 (the “Transferee Company”). The equity shares of the Transferee Company are listed on the BSE Limited (“BSE”), National Stock Exchange of India Limited (“NSE”) and New York Stock Exchange (“NYSE”). The senior unsecured notes issued by the Transferee Company are listed on the Singapore Stock Exchange and the debentures issued by the Transferee Company are listed on the BSE and NSE under the debt market segment.

Set out below are brief details of the net worth and total revenue of the Transferor Company and the Transferee Company.

(₹ in crores)

Particulars	Net Worth (as per Ind AS)	Total Revenue (as per Ind AS)
	As at December 31, 2016	For nine months ended December 31, 2016
Transferee Company	21,473.47	34,439.71
Transferor Company	847.69	399.77

2.	Whether the transaction would fall within related party transactions? If yes, whether the same is done at “arms’ length”:

The Transferor Company is a wholly-owned subsidiary of the Transferee Company. The proposed merger does not fall within the purview of related party transaction in lieu of general circular No. 30/2014 dated July 17, 2014 issued by the Ministry of Corporate Affairs and since the same is subject to the sanction of the National Company Law Tribunal. Further, pursuant to Regulation 23(5)(b) of the LODR Regulations, the related party provisions are not applicable to the proposed scheme.

3.	Area of business of the entity(ies):

The Transferor Company is primarily engaged in the business of manufacturing Axles and parts thereof, Gearboxes and parts thereof and Crankshaft and Forgings for the Transferee Company’s commercial vehicles.

The Transferee Company is primarily engaged in the business of manufacturing of automobiles which covers wide range of cars, sports vehicles, buses, trucks and defence vehicles.

4.	Rationale for amalgamation/ merger:

The proposed scheme of merger and arrangement amongst the Transferor Company, the Transferee Company and their respective shareholders under Sections 230 to 232 and other applicable provisions of the Companies Act, 2013 (“Scheme”) provides for the merger of the Transferor Company with the Transferee Company.

The Scheme shall enable the Transferee Company to reap several benefits like cost effectiveness in operations, greater synergies, and optimisation of resources.

5.	In case of cash consideration – amount or otherwise share exchange ratio:

As the Transferor Company is a wholly-owned subsidiary of the Transferee Company, the entire share capital of the Transferor Company is held by the Transferee Company. Therefore, upon the Scheme becoming effective, all shares held by the Transferee Company in the share capital of the Transferor Company as on the effective date shall stand cancelled, without any further act or deed. Accordingly, in respect of the Scheme, other than extinguishment of the shares held by the Transferee Company in the Transferor Company no consideration whatsoever shall pass from the Transferee Company.

6.	Brief details of change in shareholding pattern (if any) of listed entity:

There will be no change in shareholding pattern of the Transferee Company pursuant to the Scheme as no shares are being issued by the Transferee Company in connection with the Scheme. In fact, in terms of sub-paragraph (ii) of paragraph 4(d) of SEBI circular no. CFD/DIL3/CIR/2017/21 dated March 10, 2017, it is specifically recognised that a scheme of merger between a listed company and its wholly owned subsidiary, where the shareholding pattern of the listed company does not change, will be treated as ‘no change in shareholding pattern’.

About Tata Motors

Tata Motors Limited is India’s largest automobile company, with consolidated revenues of INR 2,75,561 crores (USD 41.6 billion) in 2015-16. Through subsidiaries and associate companies, Tata Motors has operations in the UK, South Korea, Thailand, South Africa and Indonesia. Among them is Jaguar Land Rover, the business comprising the two iconic British brands. It also has an industrial joint venture with Fiat in India. With over 9 million Tata vehicles plying in India, Tata Motors is the country’s market leader in commercial vehicles and among the top in passenger vehicles. Tata cars, buses and trucks are being marketed in several countries in Europe, Africa, the Middle East, South Asia, South East Asia, South America, Australia, CIS and Russia.

(www.tatamotors.com ; also follow us on Twitter: https://twitter.com/TataMotors)

Safe Harbor: Statements included herein may constitute “forward-looking statements”. Forward-looking statements are based on expectations, forecasts and assumptions by management and involve risks, uncertainties, and other factors that may cause our actual results, performance or achievements to materially differ from those stated. We cannot be certain that any expectation, forecast or assumption made by management in preparing these forward-looking statements will prove accurate, or that any projection will be realized. More detailed information about these and other factors that could affect future results is contained in our annual reports and filings with the Securities and Exchange Commission. Our forward-looking statements pertain to the date of their initial issuance, and we do not undertake to publicly update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.